1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

January 20, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	The Charles Schwab Family of Funds Post-Effective Amendment No. 90 to Registration Statement on Form N-1A (File Nos. 33-31894 and 811-5954)

Ladies and Gentlemen:

Our client, The Charles Schwab Family of Funds (the “Trust”), has enclosed, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment (“PEA”) No. 90 to the Trust’s registration statement on Form N-1A, together with all Exhibits thereto (“Registration Statement”), under the 1933 Act and Amendment No. 91 to the Registration Statement under the Investment Company Act of 1940, as amended. This filing is being made for the purpose of registering Purchased Shares of the Schwab Government Money Fund, an existing series of the Trust (the “Fund”)

We note that the Trust has separately filed via EDGAR correspondence a response to the comments of the staff of the U.S. Securities and Exchange Commission on Post-Effective Amendment No. 88 to the Trust’s Registration Statement relating to the Fund.

I hereby certify that this PEA does not contain disclosures that render it ineligible to be filed under Rule 485(b).

Please contact Stephen Cohen at (202) 261-3304 or me at (202) 261-3305 with any questions or comments.

Sincerely,

/s/ Douglas P. Dick
Douglas P. Dick